  Morgan Stanley
  Charter Series




  October 2001
  Monthly Report

  This Monthly Report supplements the Charter Funds' Prospectus dated October 11, 2000 and the Prospectus Supplement dated April 12, 2001

[LOGO] Morgan Stanley

                                                              November 30, 2001

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MORGAN STANLEY CHARTER SERIES

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year for each Fund in the Morgan Stanley Charter Series. Also provided is the inception-to-date return and the annualized return since inception for each fund. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

--------------------------------------------

CHARTER MSFCM

Year                      Return
----                      ------
1994 (10 months)           -7.3%
1995                       21.9%
1996                        4.0%
1997                       26.2%
1998                        5.1%
1999                       -9.2%
2000                       23.8%
2001 (10 months)            8.5%

Inception-to-Date Return:  89.8%
Annualized Return:          8.7%

--------------------------------

CHARTER GRAHAM

Year                      Return
----                      ------
1999 (10 months)            2.9%
2000                       22.0%
2001 (10 months)           26.1%

Inception-to-Date Return:  58.2%
Annualized Return:         18.7%

--------------------------------

CHARTER MILLBURN

Year                      Return
----                      ------
1999 (10 months)           -7.2%
2000                       12.1%
2001 (10 months)           -3.5%

Inception-to-Date Return:   0.4%
Annualized Return:          0.2%

--------------------------------

CHARTER WELTON

Year                      Return
----                      ------
1999 (10 months)          -10.7%
2000                       -8.2%
2001 (10 months)           -5.7%

Inception-to-Date Return: -22.7%
Annualized Return:         -9.2%

Demeter Management Corporation
c/o Morgan Stanley Trust Company,
Attention: Managed Futures, 7th Floor,
Harborside Financial Center Plaza Two
Jersey City, NJ 07311-3977
Telephone (201) 876-4647

Morgan Stanley Charter Series
Monthly Report
October 2001

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Morgan Stanley Charter Funds as of October 31, 2001 was as follows:

                                               % change
                            Funds       N.A.V. for month
                            -----       ------ ---------
                       Charter MSFCM    $18.98   7.54%
                       Charter Graham   $15.82   9.20%
                       Charter Millburn $10.04   4.70%
                       Charter Welton   $ 7.73  10.43%

Charter MSFCM

Charter MSFCM increased in value during October primarily due to gains recorded in the global interest rate, metals and energy futures markets. The most significant gains were recorded from previously established long euro bund and medium and long-term U.S. Treasury debt futures positions as prices continued rising on weak global economic data, the likelihood of further interest rate cuts by the European Central Bank and the Federal Reserve, and the decision by the U.S. Treasury to halt the issuance of 30-year debt. Moderate gains were recorded from previously established long positions in Japanese government bond futures as prices continued trending higher amid unease about the stability of the Japanese economy. Profits were also recorded in the metals markets from previously established short positions as aluminum and copper futures prices continued to trend lower amid poor demand caused by the global economic slowdown. Additional gains were recorded from short positions in crude oil as the price declined on a large increase in inventories. A portion of these gains was partially offset by losses recorded primarily in the currency markets. Previously established long Japanese yen positions experienced losses as the value of the yen reversed lower versus the U.S. dollar and other world currencies on continued concerns regarding the stability of the Japanese economy. Smaller currency losses were recorded from trading the Australian dollar and euro versus the U.S. dollar. Profits recorded from previously established short positions in the Singapore dollar and South African rand helped to mitigate these losses.

Charter Graham

Charter Graham increased in value during October primarily due to gains recorded in the global interest rate futures markets from previously established long positions in U.S. and European, specifically German, interest rate futures as prices continued to trend higher on weak economic data out of the United States, expectations for further interest rate cuts by the

U.S. Federal Reserve and an announcement by the U.S. Treasury that the 30-year Treasury bond would be discontinued. In the metals markets, profits were recorded from previously established short positions in aluminum, copper and nickel futures as base metals prices continued their downward trend amid poor demand caused by the global economic slowdown. A portion of the Fund's overall gains for the month was offset by losses recorded in the currency markets from trading in the Canadian dollar relative to the Japanese yen. Additional currency losses were experienced from previously established long positions in the British pound as its value reversed lower relative to the U.S. dollar due to investor jitters over Britain's involvement in the military strikes against Afghanistan and on disappointing economic reports out of England. Previously established long positions in the Japanese yen also incurred losses as its value reversed lower versus the U.S. dollar on worries that the Japanese economy is heading towards a recession.

On June 14, 2001, the General Partner, after consultation with Graham Capital Management ("Graham Capital"), the Trading Advisor to Charter Graham (the "Fund"), stopped using Graham's Non Trend Based Program ("NTB") to trade Fund assets on the basis that NTB was not performing up to expectations. The General Partner instructed Graham Capital to liquidate all positions in NTB and to reallocate all assets from those positions to Graham Capital's K-4 Program, one of the other two Graham Capital programs used in the Fund. (The other is the Global Diversified Program). With this reallocation, approximately 60% of the Fund's assets will be traded pursuant to the Global Diversified Program and 40% pursuant to K-4. Starting with the June closing, as well, the allocations of subscriptions, redemptions and exchanges will be similarly changed, with 60% allocated to the Global Diversified Program and 40% to the K-4 Program.

Charter Millburn

Charter Millburn increased in value during October primarily due to gains recorded in the global interest rate futures markets from previously established long positions in European, specifically German, and U.S. interest rate futures as prices continued to trend higher on weak economic data out of the United States, expectations for further interest rate cuts by the U.S. Federal Reserve and an announcement by the U.S. Treasury that the 30-year Treasury bond would be discontinued. Smaller profits were recorded in the soft commodities markets from previously established short positions in cotton futures as prices continued trending lower on reports of larger-than-expected supplies. A portion of the Fund's overall gains for the month was offset by losses recorded in the currency markets from previously established long positions in the euro, Swiss franc and Japanese yen as their values reversed lower versus the U.S. dollar on bearish sentiment surrounding Europe's economic outlook and on worries that the Japanese economy is heading towards a recession.

Charter Welton

Charter Welton increased in value during October primarily due to gains recorded in the global interest rate futures markets from previously established long positions in U.S. and European, specifically German, interest rate futures as prices continued to trend higher on weak economic data out of the United States, expectations for further interest rate cuts by the U.S. Federal Reserve and an announcement by the U.S. Treasury that the 30-year Treasury bond would be discontinued. In the energy markets, gains were recorded early in the month from previously established short crude oil futures positions as oil prices continued to decline due to a bigger-than-expected increase in U.S. crude oil inventories and falling demand. A portion of the Fund's overall gains for the month was offset by losses recorded in the currency markets during the first half of the month from previously established long positions in the euro and Swiss franc as the value of these currencies reversed lower versus the U.S. dollar due to disappointment with the European Central Bank's decision to keep interest rates unchanged and bearish sentiment towards the European economy.

On November 1, 2001, the Funds were renamed Morgan Stanley Charter Graham L.P., Morgan Stanley Charter Millburn L.P., Morgan Stanley Charter Welton L.P., and Morgan Stanley Charter MSFCM L.P., respectively.

On November 8, 2001, Dean Witter Futures & Currency Management Inc., the trading advisor to Morgan Stanley Charter MSFCM L.P., was renamed Morgan Stanley Futures & Currency Management Inc.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation c/o Morgan Stanley Trust Company,
Attention: Managed Futures, 7/th/ Floor, Harborside Financial Center Plaza Two, Jersey City, NJ 07311-3977 or your Morgan Stanley Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,

/s/ Robert E. Murray
Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

Morgan Stanley Charter Series
Statements of Operations
For the Month Ended October 31, 2001
(Unaudited)

                                    Morgan Stanley                Morgan Stanley                 Morgan Stanley
                                  Charter MSFCM L.P.            Charter Graham L.P.          Charter Millburn L.P.
                               -------------------------     -------------------------     -------------------------
                                              Percentage of                 Percentage of                  Percentage of
                                             October 1, 2001               October 1, 2001                October 1, 2001
                                                Beginning                     Beginning                      Beginning
                                Amount       Net Asset Value  Amount       Net Asset Value  Amount        Net Asset Value
                               ---------     --------------- ---------     --------------- ---------      ---------------
                                  $                 %           $                 %           $                  %
REVENUES
Trading profit (loss):
  Realized                     2,191,079         5.38        1,799,166         4.20         (320,801)        (1.07)
  Net change in unrealized     1,459,269        3.58         3,336,601         7.80        1,897,784          6.31
                               ---------          ----       ---------          -----      ---------           -----
   Total Trading Results       3,650,348        8.96         5,135,767        12.00        1,576,983          5.24
Interest income (Note 2)          80,844           .20          85,258            .20         60,948             .20
                               ---------          ----       ---------          -----      ---------           -----
   Total Revenues              3,731,192          9.16       5,221,025          12.20      1,637,931            5.44
                               ---------          ----       ---------          -----      ---------           -----
EXPENSES
Incentive fees (Note 2 and 3)    355,342           .87         962,968           2.25             --              --
Brokerage fees (Note 2)          237,550           .58         249,609            .58        175,388             .58
Management fees (Note 2 and 3)    67,871           .17          71,317            .17         50,112             .16
                               ---------          ----       ---------          -----      ---------           -----
   Total Expenses                660,763          1.62       1,283,894           3.00        225,500             .74
                               ---------          ----       ---------          -----      ---------           -----
NET INCOME                     3,070,429          7.54       3,937,131           9.20      1,412,431            4.70
                               =========          ====       =========          =====      =========           =====

                                    Morgan Stanley
                                  Charter Welton L.P.
                               -------------------------
                                              Percentage of
                                             October 1, 2001
                                                Beginning
                                Amount       Net Asset Value
                               ---------     ---------------
                                  $                 %
REVENUES
Trading profit (loss):
  Realized                     1,440,111      8.01
  Net change in unrealized       534,465      2.97
                               ---------          -----
   Total Trading Results       1,974,576    10.98
Interest income (Note 2)          36,885            .21
                               ---------          -----
   Total Revenues              2,011,461          11.19
                               ---------          -----
EXPENSES
Incentive fees (Note 2 and 3)         --             --
Brokerage fees (Note 2)          104,925            .58
Management fees (Note 2 and 3)    29,978            .18
                               ---------          -----
   Total Expenses                134,903            .76
                               ---------          -----
NET INCOME                     1,876,558          10.43
                               =========          =====

Morgan Stanley Charter Series
Statements of Changes in Net Asset Value
For the Month Ended October 31, 2001
(Unaudited)

                            Morgan Stanley                      Morgan Stanley                      Morgan Stanley
                          Charter MSFCM L.P.                  Charter Graham L.P.                Charter Millburn L.P.
                  ----------------------------------- ----------------------------------- -----------------------------------
                      Units        Amount    Per Unit     Units        Amount    Per Unit     Units        Amount    Per Unit
                  -------------  ----------  -------- -------------  ----------  -------- -------------  ----------  --------
                                     $          $                        $          $                        $          $
Net Asset Value,
 October 1, 2001  2,307,877.584  40,722,831   17.65   2,952,841.893  42,790,135   14.49   3,134,962.009  30,066,571    9.59
Net Income                   --   3,070,429    1.33              --   3,937,131    1.33              --   1,412,431    0.45
Redemptions          (9,273.319)   (176,008)  18.98     (50,208.669)   (794,301)  15.82     (74,559.959)   (748,582)  10.04
Subscriptions        52,335.378     993,326   18.98     205,407.876   3,249,552   15.82      79,166.632     794,833   10.04
                  -------------  ----------           -------------  ----------           -------------  ----------
Net Asset Value,
 October 31, 2001 2,350,939.643  44,610,578   18.98   3,108,041.100  49,182,517   15.82   3,139,568.682  31,525,253   10.04
                  =============  ==========           =============  ==========           =============  ==========

                            Morgan Stanley
                          Charter Welton L.P.
                  -----------------------------------
                      Units        Amount    Per Unit
                  -------------  ----------  --------
                                     $          $
Net Asset Value,
 October 1, 2001  2,568,558.009  17,987,069    7.00
Net Income                   --   1,876,558    0.73
Redemptions         (98,549.509)   (761,788)   7.73
Subscriptions        21,791.723     168,450    7.73
                  -------------  ----------
Net Asset Value,
 October 31, 2001 2,491,800.223  19,270,289    7.73
                  =============  ==========

     The accompanying notes are an integral part of these financial statements.

Morgan Stanley Charter Series
Notes to Financial Statements--(Unaudited)

1. Summary of Significant Accounting Policies

Organization--Morgan Stanley Charter MSFCM L.P. ("Charter MSFCM"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), Morgan Stanley Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Charter Welton L.P. ("Charter Welton"), (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures, forward, and options contracts on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers for the Partnerships are Morgan Stanley & Co. Inc. ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). The trading advisor for Charter MSFCM is Morgan Stanley Futures & Currency Management Inc. ("MSFCM"). Demeter, Morgan Stanley DW, MSFCM, MS & Co. and MSIL are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

On November 1, 2001, the partnerships were renamed Morgan Stanley Charter Graham L.P., Morgan Stanley Charter Millburn L.P., Morgan Stanley Charter Welton L.P., and Morgan Stanley Charter MSFCM L.P., respectively.

On November 8, 2001, Dean Witter Futures & Currency Management Inc., the trading advisor to Morgan Stanley Charter MSFCM L.P., was renamed Morgan Stanley Futures & Currency Management Inc.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the Limited Partners based on their proportional ownership interests.

Use of Estimates--The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial

Morgan Stanley Charter Series
Notes to Financial Statements--(Continued)


statements are prudent and reasonable. Actual results could differ from those estimates.

Revenue Recognition--Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit
(loss) on open contracts from one period to the next in the statements of operations. Monthly, Morgan Stanley DW credits each Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW credits each Partnership with 100% of the interest income Morgan Stanley DW receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments Net Assets do not include monies due the Partnerships on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit--Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs--Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of the Partnership's Net Assets as of the first day of each month (a 7% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Operating Expenses--Each Partnership incurs monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes--No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions--Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Morgan Stanley Charter Series
Notes to Financial Statements--(Continued)


Continuing Offering--Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month.

Redemptions--Limited Partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which each first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.

Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges--On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership--Charter MSFCM will terminate on December 31, 2025 and Charter Graham, Charter Millburn and Charter Welton will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

2. Related Party Transactions

Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note
1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co., and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.

Morgan Stanley Charter Series
Notes to Financial Statements--(Concluded)


Charter MSFCM pays management and incentive fees (if any) to MSFCM.

3. Trading Advisors

Demeter, on behalf of Charter MSFCM, Charter Graham, Charter Millburn and Charter Welton, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:

Morgan Stanley Charter MSFCM L.P.
  Morgan Stanley Futures & Currency Management Inc. (formerly known as Dean Witter Futures & Currency Management Inc.)

Morgan Stanley Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee--Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Incentive Fee--Each Partnership's incentive fee is equal to 20% of trading profits, paid on a quarterly basis for Charter MSFCM, and paid on a monthly basis for Charter Graham, Charter Millburn and Charter Welton.

Trading profits represent the amount by which profits from futures, forwards and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter MSFCM, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.

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